UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 22, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ImmunoGen, Inc.

File No. 000-17999 - CF #34379

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       ImmunoGen, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibits 10.2 and 10.3 to a Form 10-Q filed on November 3, 2006, as modified by the same contracts refiled with fewer redactions as Exhibit 10.1 to a Form 10-Q filed on November 4, 2016.

       Based on representations by ImmunoGen, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	10-Q	November 4, 2016	through December 10, 2019
10.2	10-Q	November 3, 2006	through December 10, 2019
10.3	10-Q	November 3, 2006	through December 10, 2019

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary